UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.125 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Priceline Group Treasury Company B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,403,522*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,403,522*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,403,522*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.89%**

14	Type of Reporting Person (See Instructions) CO

*      Includes the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right, the 67,994 Ordinary Shares purchased by Priceline pursuant to the Subscription Agreement and the 24,770,970 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note, the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

**   Based on 65,300,691.25 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,403,522*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,403,522*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,403,522*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.89**

14	Type of Reporting Person (See Instructions) CO

*      Includes the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right, the 67,994 Ordinary Shares purchased by Priceline pursuant to the Subscription Agreement and the 24,770,970 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note, the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

**   Based on 65,300,691.25 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment No. 8 (this “Amendment No. 8”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Priceline (“Purchaser,” and together with Priceline, the “Reporting Persons”), with the Securities and Exchange Commission (“SEC”) on September 29, 2014 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on October 10, 2014,  Amendment No. 2 to the Original 13D filed with the SEC on October 20, 2014,  Amendment No. 3 to the Original 13D filed with the SEC on November 5, 2014, Amendment No. 4 to the Original 13D filed with the SEC on May 29, 2015, Amendment No. 5 to the original 13D filed with the SEC on September 15, 2015, Amendment No. 6 to the original 13D filed with the SEC on October 15, 2015 and Amendment No. 7 to the original 13D filed with the SEC on December 14, 2015 (each such amendment, together with the Original 13D, the “Schedule 13D”), relating to the American Depositary Shares (“ADSs”), each representing 0.125 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D or such amendments, as applicable.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

Purchaser and the Issuer entered into a Convertible Note Purchase Agreement dated as of September 6, 2016 (the “2016 Purchase Agreement”), attached hereto as Exhibit 1, pursuant to which Purchaser subscribed for and purchased and the Issuer issued, sold and delivered on September 12, 2016, a convertible note (the “2016 Convertible Note”), the form of which is attached to the 2016 Purchase Agreement as Exhibit A, having an aggregate principal amount of $25,000,000.00.  The $25,000,000.00 purchase price paid for the 2016 Convertible Note pursuant to the 2016 Purchase Agreement was funded from the general working capital of the Purchaser.

Purchaser and the Issuer entered into a Subscription Agreement dated as of September 6, 2016 (the “Subscription Agreement”) attached hereto as Exhibit 2, pursuant to which Purchaser agreed to purchase from the Issuer 67,994 Ordinary Shares for a purchase price of $25,000,000.00 (the “Purchased Shares”), which shares were issued and delivered on September 12, 2016.  The $25,000,000.00 purchase price paid pursuant to the Subscription Agreement was funded from the general working capital of the Purchaser.

The descriptions of the 2016 Purchase Agreement, the 2016 Convertible Note and the Subscription Agreement included in this Amendment No. 8 in each case do not purport to be complete and are qualified in their entirety by reference to the full text of the 2016 Purchase Agreement (including the 2016 Convertible Note), which is filed as Exhibit 1 hereto and which is incorporated herein by reference, and the Subscription Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

2016 Purchase Agreement. Purchaser and the Issuer made certain customary representations, warranties and covenants to each other in the 2016 Purchase Agreement. The 2016 Convertible Note was issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) of the Securities Act.

2016 Convertible Note. Pursuant to the terms of the 2016 Convertible Note, at any time or times on or after the issuance date until the close of business on the second business day immediately preceding the maturity date of September 15, 2022, Purchaser or any transferee of the 2016 Convertible Note is entitled to convert all or any portion (if the portion to be converted is at least $10,000,000 or such lesser amount then held by the Holder) of the 2016 Convertible Note into ADSs of the Issuer. The number of ADSs issuable upon conversion will equal the principal amount being converted divided by the then applicable conversion price (the “2016 Conversion Price”). The initial 2016 Conversion Price is $65.49 per ADS, representing an initial conversion rate of 15.2688 ADSs per $1,000 principal amount of the 2016 Convertible Note, and is subject to certain adjustments for certain events as specified in the 2016 Convertible Note, including, among other things, the occurrence of a make-whole fundamental change (as defined in the 2016 Convertible Note).  In addition, on September 15, 2019, Purchaser or any transferee of the 2016 Convertible Note has the one-time right, at its option, to require the Issuer to repurchase for cash all or any portion of the 2016 Convertible Note that is equal to at least $10,000,000 or such lesser amount then held by the Holder at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, which repurchase will be effective ten business days after the exercise of such right.  Upon the occurrence of a fundamental change (as defined in the 2016 Convertible Note), Purchaser or any transferee of the 2016 Convertible Note has the right, at its option, to require the Issuer to repurchase for cash all or any portion of the 2016 Convertible Note that is equal to at least $10,000,000 or such lesser amount then held thereby at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The principal amount outstanding under the 2016 Convertible Note bears interest at a rate of 1.25% per annum until maturity or such earlier or later time as the principal becomes due and payable thereunder.  In addition, upon the occurrence of a change in tax law (as defined in the 2016 Convertible Note), and subject to certain conditions, the Issuer has the right, at its option, to redeem all but not part of, the 2016 Convertible Note, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and including any applicable additional amount (as defined in the 2016 Convertible Note); provided, however, that the Holder may elect not to participate in such redemption but in doing so would no longer be entitled to receive certain payments from the Issuer in respect of taxes.

Subscription Agreement. Purchaser and the Issuer made certain customary representations, warranties and covenants to each other in the 2016 Purchase Agreement. Pursuant to the Subscription Agreement, Purchaser has agreed, for a period commencing on September 12, 2016 and ending six months after September 12, 2016, not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of the Purchased Shares on the open market.  The Purchased Shares were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act, in reliance on Regulation S or Rule 506 of Regulation D of the Securities Act.

The descriptions of the 2016 Purchase Agreement, the 2016 Convertible Note and the Subscription Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the 2016 Purchase Agreement (including the 2016 Convertible Note), which is filed as Exhibit 1 hereto and which is incorporated herein by reference, and the Subscription Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Item 5.                                                         Interest in Securities of the Issuer.

(a), (b) The second and third sentences of the first paragraph of Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 62,204,320 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the 2016 Purchase Agreement and the Subscription Agreement, in which the Issuer represented that there were 58,301,850 Ordinary Shares issued and outstanding as of July 31, 2016, and on information set forth in the Issuer’s Prospectus Supplement dated September 7, 2016, which states that 28,500,000 ADSs (representing 3,562,500 Ordinary Shares) were issued on September 7, 2016 and that 271,926 Ordinary Shares were issued on September 12, 2016, pursuant to a private placement to a third party.  In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note, the 2015 Convertible Note and the Convertible Note (together, the “Convertible Notes”) were added to the 62,204,320 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.125, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 65,300,691.25 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 46,403,522 ADSs, including the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right, the 67,994 Ordinary Shares purchased by Priceline pursuant to the Subscription Agreement and the 24,770,970 ADSs issuable upon conversion of the Convertible Notes, representing 5,800,440.25 Ordinary Shares or approximately 8.89% of the outstanding Ordinary Shares.

Item 7.                                                         Materials to be Filed as Exhibits.

Exhibit 1:                                           Convertible Note Purchase Agreement, dated as of September 6, 2016, by and between the Issuer and Purchaser.

Exhibit 2:                                           Subscription Agreement, dated as of September 6, 2016, by and between the Issuer and the Purchaser.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2016

THE PRICELINE GROUP INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President, General Counsel and Secretary

PRICELINE GROUP TREASURY COMPANY B.V.

/s/ Daniel J. Finnegan
Name:	Daniel J. Finnegan
Title:	Director